Exhibit 1

Trading Statement Fourth quarter and Full year 2016

January 19, 2017

Ahold Delhaize reports strong sales growth in the fourth quarter:

•	Pro forma net sales of €15.5 billion, up 2.8% at constant exchange rates and adjusted for week 53 in 2015

•	Comparable sales down 0.2% at Ahold USA with resilient volume trends in a solid holiday season

•	Comparable sales growth of 2.2% at Delhaize America with strong volume growth

•	Outstanding sales performance in the Netherlands both in supermarkets and online, with comparable sales up 6.6%

•	Online net consumer sales up 27.9% at constant exchange rates and adjusted for week 53 in 2015 in the fourth quarter and reached €2.3 billion for the full year 2016

•	Expected FY 2016 pro forma underlying operating margin slightly ahead of 2015

•	Expected FY 2016 free cash flow of around €1.3 billion

Zaandam, the Netherlands - January 19, 2017 - Ahold Delhaize today announced consolidated net sales of €15.1 billion for the fourth quarter of 2016, an increase of 54.5% compared to the fourth quarter of last year, corresponding to pro forma net sales of €15.5 billion.

Overall our business showed a strong performance in the fourth quarter, resulting in a net sales growth of 2.8% on a pro forma basis, at constant exchange rates and adjusted for week 53 in 2015. For the full year 2016, pro forma net sales reached €62.3 billion, up 3.4% at constant exchange rates and adjusted for week 53 in 2015.

After a solid holiday season, in particular at Stop & Shop New England, comparable sales at Ahold USA were slightly down by 0.2%, while increasing market share excluding Stop & Shop New York Metro as sales in the fourth quarter of 2015 benefited from competitive closures in that market. Shelf price deflation was 1.2%, broadly in line with the previous quarter.

Delhaize America delivered strong comparable sales growth of 2.2% and both Food Lion and Hannaford grew volumes significantly. In October, Food Lion implemented its “Easy, Fresh & Affordable” initiative in 142 stores in the Charlotte market, with positive initial customer response especially in Fresh. Shelf price deflation was 1.7%, broadly in line with the previous quarter.

The Netherlands had an outstanding performance with comparable sales growth of 6.6%, driven by assortment innovations and improved service in our supermarkets and strong sales growth of the online businesses bol.com and ah.nl. In December, Albert Heijn was named best supermarket in the Netherlands by market research company GfK. Market share of Albert Heijn for the full year slightly increased compared to last year.

In Belgium comparable sales decreased 0.9%, when comparing to a strong fourth quarter in 2015. Market share remained stable for the full year compared to last year.

In Central and Southeastern Europe, comparable sales growth was 3.4%. Growth was mainly driven by Romania, with very strong comparable sales and further expansion of the store network. In Greece, comparable sales growth remained positive despite last year’s exceptional fourth quarter which benefited from market disruptions.

Outlook

For the full year 2016, we confirm our guidance for:

•	pro forma underlying operating margin for the group to be broadly in line with our performance in the first three quarters and to be slightly ahead of 2015’s underlying operating margin,

•	free cash flow (including the Delhaize Group for a full year) to be around €1.3 billion.

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Trading Statement

Net sales overview

€ million	Q4 2016[1]	Q4 2015[1]	% change	% change constant rates	FY 2016[1]	FY 2015[1]	% change	% change constant rates

Ahold USA	5,690	6,060	(6.1)%	(7.8)%	23,845	23,732	0.5%	0.1%

Delhaize America	3,675	—	nm	nm	7,065	—	nm	nm

The Netherlands	3,226	3,265	(1.2)%	(1.2)%	13,101	12,699	3.2%	3.2%

Belgium	1,164	—	nm	nm	2,199	—	nm	nm

Central and Southeastern Europe	1,364	461	195.9%	195.4%	3,485	1,772	96.7%	94.9%

Ahold Delhaize Group[2]	15,119	9,786	54.5%	52.6%	49,695	38,203	30.1%	29.6%

Average U.S. dollar exchange rate (euro per U.S. dollar)	0.9311	0.9139	1.9%		0.9038	0.9001	0.4%

1.    For the former Ahold segments and operating segment within Central and Southeastern Europe, the number of weeks included for 2016 are 12 weeks for Q4 and 52 weeks for FY (2015: 13 weeks for Q4 and 53 weeks for FY). Net sales from former Delhaize segments are included as of July 24, 2016.

2.    Net sales in the fourth quarter and for the full year 2016 increased 65.5% and 32.3%, respectively, at constant exchange rates and adjusted for week 53 in 2015.

Pro forma net sales overview

€ million	Q4 2016[1]	Q4 2015[1]	% change	% change constant rates	FY 2016[1]	FY 2015[1]	% change	% change constant rates

Ahold USA	5,590	5,903	(5.3)%	(7.0)%	23,316	23,106	0.9%	0.5%

Delhaize America	3,969	3,822	3.8%	2.0%	15,501	15,146	2.3%	1.9%

The Netherlands	3,208	3,245	(1.1)%	(1.1)%	13,015	12,624	3.1%	3.1%

Belgium	1,280	1,293	(1.0)%	(1.0)%	4,942	4,859	1.7%	1.7%

Central and Southeastern Europe	1,458	1,404	3.8%	4.3%	5,557	5,146	8.0%	8.1%

Ahold Delhaize Group[2]	15,505	15,667	(1.0)%	(2.2)%	62,331	60,881	2.4%	2.1%

1.    For the former Ahold segments, the number of weeks included for 2016 are 12 weeks for Q4 and 52 weeks for FY (2015: 13 weeks for Q4 and 53 weeks for FY). For the former Delhaize segments, the number of weeks included for both 2015 and 2016 are 13 weeks for Q4 and 52 weeks for FY.

2.    Excluding gas sales, pro forma net sales in the fourth quarter and for the full year 2016 decreased 2.2% and increased 2.4%, respectively, at constant exchange rates.

Pro forma net sales overview after adjustment for the impact of week 53 in 2015

€ million	Q4 2016[1]	Q4 2015[1]	% change	% change constant rates	FY 2016 (52 weeks)	FY 2015 (52 weeks)	% change	% change constant rates

Ahold USA	5,590	5,451	2.5%	0.7%	23,316	22,654	2.9%	2.5%

Delhaize America	3,969	3,822	3.8%	2.0%	15,501	15,146	2.3%	1.9%

The Netherlands	3,208	2,983	7.5%	7.5%	13,015	12,362	5.3%	5.3%

Belgium	1,280	1,293	(1.0)%	(1.0)%	4,942	4,859	1.7%	1.7%

Central and Southeastern Europe	1,458	1,373	6.2%	6.7%	5,557	5,115	8.6%	8.8%

Ahold Delhaize Group[2]	15,505	14,922	3.9%	2.8%	62,331	60,136	3.7%	3.4%

1.	The number of weeks included in the fourth quarter of 2016 and 2015 are 12 weeks for the former Ahold segments and 13 weeks for the former Delhaize segments.

2	Excluding gas sales, pro forma net sales in the fourth quarter and for the full year 2016 increased 2.7% and 3.7%, respectively, at constant exchange rates and adjusted for week 53 in 2015.

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Trading Statement

Comparable sales growth

	Q4 2016	Q4 2015	FY 2016	FY 2015

Ahold USA[1]	(0.2)%	1.9%	0.7%	1.1%

Delhaize America	2.2%	2.2%	2.1%	2.1%

The Netherlands	6.6%	3.5%	4.1%	3.7%

Belgium	(0.9)%	4.0%	1.7%	0.2%

Central and Southeastern Europe[2]	3.4%	5.5%	5.7%	2.6%

1.	The comparable sales growth rates presented are excluding gas sales. The comparable sales growth at Ahold USA including gas sales was 0.0% and 0.0%, respectively, for the fourth quarter and FY 2016.

2.	The comparable sales growth rates presented are excluding gas sales. The comparable sales growth in Central and Southeastern Europe including gas sales was 3.4% and 5.5%, respectively, for the fourth quarter and FY 2016.

Pro forma net sales per channel

€ million	Pro forma Q4 2016	Pro forma Q4 2015	% change	% change constant rates	Pro forma FY 2016	Pro forma FY 2015	% change	% change constant rates

Online sales[1,2]	579	502	15.3%	14.8%	2,035	1,701	19.6%	19.4%

Store sales[3]	14,926	15,165	(1.6)%	(2.7)%	60,296	59,180	1.9%	1.6%

Total net sales	15,505	15,667	(1.0)%	(2.2)%	62,331	60,881	2.4%	2.1%

1.	Pro forma online sales in the fourth quarter and for the full year 2016 increased 22.2% and 21.6%, respectively, at constant exchange rates and adjusted for week 53 in 2015.

2.	Pro forma net consumer online sales increased 20.6% in the fourth quarter to €673 million, or 19.9% at constant exchange rates (FY 2016: increased 24.8% to €2,324 million, or 24.7% at constant exchange rates). Pro forma net consumer online sales in the fourth quarter and for the full year 2016 increased 27.9% and 27.0%, respectively, at constant exchange rates and adjusted for week 53 in 2015.

3.	Pro forma store sales in the fourth quarter and for the full year 2016 increased 2.1% and 2.9%, respectively, at constant exchange rates and adjusted for week 53 in 2015.

Store portfolio (including franchise stores)

	End of 2015	Acquired Delhaize Merger	Opened / other acquired	Remedy and other divestments[2]	Other closed / sold	End of Q4 2016

Ahold USA	788	—	2	(8)	(6)	776

Delhaize America	—	1,284	3	(71)	(2)	1,214

The Netherlands[1]	2,134	—	63	—	(34)	2,163

Belgium	—	903	10	(145)	(3)	765

Central and Southeastern Europe	331	1,238	73	—	(4)	1,638
Total	3,253	3,425	151	(224)	(49)	6,556

1.	The number of stores at the end of Q4 2016 includes 1,152 specialty stores (Etos and Gall & Gall) (Q4 2015: 1,139).

2.	During the third quarter Tom & Co (with 145 stores) was divested. As per Q4 2016, 29 remedy and other divestment stores remain to be sold.

Notes

The net sales figures presented in this trading statement are preliminary and unaudited.

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Trading Statement

Use of non-GAAP financial measures

This trading statement includes non-GAAP financial measures. The descriptions of these non-GAAP financial measures are included on page 41 of Ahold’s Annual Report 2015. The descriptions of new and clarifications of existing non-GAAP measures are included below.

Fourth quarter sales adjusted for week 53 in 2015

Net sales in the fourth quarter of 2015 minus net sales of former Ahold segments in the 53rd week of 2015. Ahold Delhaize’s management believes that this measure provides an insight into the impact of the additional week when net sales are compared to the same quarter in previous year.

Full year sales adjusted for week 53 in 2015

Net sales in full year 2015 minus net sales of former Ahold segments in the 53rd week of 2015. Ahold Delhaize’s management believes that this measure provides an insight into the impact of the additional week when net sales are compared to the previous year.

The measurement period for comparable sales

The measurement period for comparable sales of former Ahold segments for the quarter and full year correspond to the fourth quarter and full year 2015 adjusted to exclude week 53, respectively.

Comparable sales and comparable sales excluding gasoline sales

The comparable sales operating metric is defined as net sales, in local currency, from exactly the same stores and online sales in existing market areas for the most recent comparable period plus net sales from stores that are replaced within the same market area. For markets that sell gasoline, Ahold Delhaize also calculates the comparable sales, excluding gasoline sales, to eliminate gasoline price volatility in the comparison.

Comparable sales and comparable sales excluding gasoline sales are not reflected in Ahold Delhaize’s financial statements. However, the Company believes that disclosing comparable sales and comparable sales excluding gasoline sales provides additional useful analytical information to investors regarding the operating performance of Ahold Delhaize as it neutralizes the impact of, for example, newly acquired stores in the calculation of sales growth.

Pro forma

Ahold Delhaize defines the pro forma information as the combined net sales of Ahold and Delhaize in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). These combined net sales are adjusted for:

•	Exclusion of the performance of remedy stores and other divestments, and
•	Alignment of foreign exchange rates used in the translation of foreign group entities.

For more information on the pro forma numbers, refer to the Pro forma booklet as published on October 6, 2016.

Pro forma financial information reconciliation for the fourth quarter 2016

€ million	Ahold Delhaize IFRS numbers	Remedy stores and other divestments	Calendar effect[1]	Ahold Delhaize pro forma
Ahold USA	5,690	(100)	—	5,590

Delhaize America	3,675	(9)	303	3,969

The Netherlands	3,226	(18)	—	3,208

Belgium	1,164	(5)	121	1,280

Central and Southeastern Europe	1,364	—	94	1,458
Ahold Delhaize Group	15,119	(132)	518	15,505

1.	Calendar effect reflects the sales of the former Delhaize operating segments for the period October 1, 2016 - October 9, 2016 which are included in the fourth quarter pro forma information.

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Trading Statement

Financial calendar

Ahold Delhaize’s financial year consists of 52 or 53 weeks and ends on the Sunday nearest to December 31.

Ahold Delhaize’s 2016 financial year consists of 52 weeks and ended on January 1, 2017. Ahold Delhaize’s 2015 financial year consisted of 53 weeks and ended on January 3, 2016.

Cautionary notice

Forward-looking statements

This communication includes forward-looking statements. All statements other than statements of historical facts may be forward-looking statements.

Words such as trends, expected, outlook, guidance and to be or other similar words or expressions are typically used to identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors that are difficult to predict and that may cause actual results of Koninklijke Ahold Delhaize N.V. (the “Company”) to differ materially from future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to the risk factors set forth in the Company’s public filings with the U.S. Securities and Exchange Commission and other disclosures. Forward-looking statements reflect the current views of the Company’s management and assumptions based on information currently available to the Company’s management. Forward-looking statements speak only as of the date they are made, and the Company does not assume any obligation to update such statements, except as required by law.

For more information:

Press office: +31 88 659 5134	Investor relations: +31 88 659 5213	Social media:	Twitter: @AholdDelhaize
YouTube: @AholdDelhaize
LinkedIn: @AholdDelhaize

Ahold Delhaize is one of the world’s largest food retail groups and a leader in both supermarkets and e-commerce. Its family of 21 strong, local brands serves more than 50 million customers each week in 11 countries. Together, these brands employ more than 375,000 associates in 6,500 grocery and specialty stores and include the top online retailer in the Benelux and the leading online grocers in the Benelux and the United States. Ahold Delhaize brands are at the forefront of sustainable retailing, sourcing responsibly, supporting local communities and helping customers make healthier choices. Headquartered in Zaandam, the Netherlands, Ahold Delhaize shares are listed on Euronext Amsterdam and Brussels (ticker: AD) and its American Depositary Receipts on the over-the-counter market in the U.S., quoted on the OTCQX International marketplace (ticker: ADRNY). For more information, please visit www.aholddelhaize.com.

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